Filed by Yamana Gold Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Meridian Gold Inc.

Commission File Number: 333-146361

Date: October 18, 2007

The New Yamana Analyst Day October 18, 2007

Cautionary Statement All monetary amounts in U.S. dollars unless otherwise stated This presentation contains certain “forward-looking statements” and “forward-looking information” under applicable securities laws concerning the proposed transaction and the business, operations and financial performance and condition of the combined company, Yamana, Northern Orion and Meridian. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the various mineral projects of Yamana, Northern Orion or Meridian; synergies and financial impact of completed or proposed acquisitions; the benefits of the acquisitions and the development potential of the properties of Yamana, Northern Orion and Meridian; the future price of gold, copper, silver, zinc, molybdenum; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; success of exploration activities; and currency exchange rate fluctuations. Except for statements of historical fact relating to the companies, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Assumptions upon which such forward-looking statements are based include Yamana's ability to successfully complete the Yamana offer and the Northern Orion transaction; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource estimates, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; and general economic conditions. Many of these assumptions are based on factors and events that are not within the control of Yamana and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed or referred to in the annual Management’s Discussion and Analysis and Annual Information Form for each of Yamana, Meridian and Northern Orion filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Annual Report on Form 40-F of each of Yamana, Meridian and Northern Orion filed with the United States Securities and Exchange Commission and available at www.sec.gov.  Although Yamana has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Yamana undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if the property is developed. Comparative market information is as of a date prior to the date of this presentation.

 IMPORTANT NOTICE: This presentation does not constitute an offer to buy or an invitation to sell, any of the securities of Yamana or Meridian. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and an offer to purchase and circular filed with Canadian securities regulatory authorities. Yamana has filed with the U.S. Securities and Exchange Commission Registration Statements on Form F-10 as well as a Schedule TO tender offer statement, both of which include the offer and take-over bid circular relating to the Meridian offer as amended by notices of variation and extension. A notice of extension and subsequent offering period will be mailed to Meridian shareholders and filed with Canadian and US securities regulatory authorities shortly. Investors and security holders are urged to read the Registration Statements, the offer and take-over bid circular, the notices of variation and extension and notice of extension and any other relevant documents filed with the SEC and Canadian securities regulators, regarding the proposed business combination transaction because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular, notices of variation and extension, the notice of extension, the notice of extension and subsequent offering period and other documents filed by Yamana with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular, notices of variation and extension, the notice of extension, the notice of extension and subsequent offering period and other documents may also be obtained for free on Yamana’s website at www.yamana.com or by directing a request to Yamana’s investor relations department. Meridian’s Board has filed a Notice of Change to its Directors’ Circular and a Solicitation/Recommendation Statement on Schedule 14D-9 recommending the Yamana offer. Each of these documents contains important information, including the Board’s recommendation to Meridian shareholders with respect to the revised Yamana offer. Shareholders of Meridian and other interested parties are advised to read the Notice of Change to Directors’ Circular and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Meridian with the U.S. Securities and Exchange Commission on July 31, 2007 (and any amendments or supplements thereto and the other documents filed as exhibits thereto), because they contain important information. Shareholders and other interested parties may obtain a free copy of the Notice of Change to Directors’ Circular (when it becomes available) and Meridian’s Schedule 14D-9 at the Investor Relations section of Meridian’s website at www.meridiangold.com, or by contacting Georgeson Shareholder, the information agent retained by Meridian, at 1-888-605-7618. Free copies of Meridian’s Notice of Change to Directors’ Circular may also be obtained at www.sedar.com and, together with Meridian’s Schedule 14D-9, at www.sec.gov.

 CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES This presentation uses the terms “Measured”, “Indicated” and “Inferred” Resources as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. United States readers are advised that while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. United States readers are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. United States readers are also cautioned not to assume that all or any part of an Inferred Resource exists, or is economically or legally mineable. CASH COSTS “Total cash cost” figures for gold production are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Yamana has included in its total cash costs underground development costs. These costs are then divided by ounces produced to arrive at the cash operating costs of production. Total cash costs are then divided by ounces produced to arrive at the total cash costs of production. The measure, along with production, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

The New Yamana Peter Marrone, Chairman & CEO

Agenda 9:15 - 9:45 am Welcome introduction - Peter Marrone Strategic Plan - Peter Marrone 9:45 - 10:15 am Company overview - Antenor Silva 10:15 - 10:30 am Break 10:30 - 11:30 am Producing project update - Ludovico Costa / Antenor Silva 11:30 - 12:00 pm Producing project update - Edgar Smith 12:00 - 1:00 pm Lunch 1:00 - 2:30 pm Exploration update - Evandro Cintra / Darcy Marud 2:30 - 2:45 pm Break 2:45 - 3:15 pm Development pipeline - Hernan Vera / Don Clarke / Antenor Silva 3:15 - 3:45 pm Safety, Health, Environment & Community (SHEC) - Ana Lucia Martins / Mario Hernandez 3:45 - 4:00 pm Wrap up - Peter Marrone 4:00 - 5:00 pm Cocktails

Our strategic plan Focus on organic growth Development of properties Exploration opportunities Results driven management style Develop strategic targets with concurrence of groups Deliver results according to expectations of strategic plan Entrepreneurial mining company approach in the context of a larger company Targeted Americas focus Geographical friendliness to industry and mining, and where we can make a difference Developed infrastructure with manageable and modest capital costs Sustainability, community, environmental, health and safety priorities

Our strategic plan TARGETS Sustainable 2.2 M oz of gold production by 2012 Low cost production before and after by-products Growth in resources, production, cash flow and earnings Delivering value to shareholders

Today you will hear about . . . Management depth Management integration and reliance on talented people in various disciplines: human synergies at various levels Enhancements to improve production, reduce costs, maximize cash flow and earnings How we will increase production at Chapada up to a sustainable baseline of 170,000 ounces of gold per year How we can deliver more value from the pyrite concentrate at Chapada Increase production at El Peñón to over 420,000 gold equivalent ounces and our belief that 500,000 gold equivalent ounces per year is possible with modest plant capacity increases and tailings improvements Increase production at Jacobina to over 200,000 ounces of gold per year largely from development of new mine areas, especially Canavieiras and Morro do Vento

Today you will hear about . . . Increase production at Gualcamayo to over 300,000 ounces of gold per year from the initial plan of 160,000 ounces of gold and then 200,000 ounces of gold largely as satellite deposits grow and we better understand the underground potential at QDD Lower West Intercepts at QDD Lower West out of the current resource that show a potential for a much larger ore body Increase production at Minera Florida to over 120,000 ounces of gold per year Increase production at São Francisco up to 140,000 ounces of gold per year Develop Mercedes to produce up to 200,000 ounces of gold per year Develop C1 Santa Luz at over 100,000 ounces of gold per year And our other development projects And exploration of perhaps the largest package of exploration concessions in all of Latin America

Today you will hear about . . . Manageable capital costs with projects near infrastructure as part of our combined and collective strategic plan Entirely organic growth for sustainable 2.2 million ounces per year by 2012 from current mines and projects under evaluation and development Targeted cumulative cash costs below $250 per ounce before the benefit of base metal by-product credits Our focus on environmental compliance; El Peñón, Minera Florida and Fazenda Brasiliero are already certified under ISO 14001, patented processes for cyanide neutralization and destruction Our training and community relations that gives us our social license And about value: how we are undervalued relative to peer group and companies in any industry that deliver this sort of performance along with sustainability and growth in production, cash flow and earnings

Corporate structure Successful integration of corporate, operations and exploration cultures and teams Antenor Silva President & COO Peter Marrone Chairman & CEO Chuck Main Sr. VP Finance & CFO Greg McKnight Sr. VP Business Development Jodi Peake VP Public & Investor Relations Jacqueline Jones VP Legal and General Counsel VP Gov’t & Social Relations Darcy Marud Sr. VP Exploration VP Human Resources VP & CAO Darrin L. Rohr Ludovico Costa Sr. VP Operations

Investment highlights A leader in production growth Annual production growth from approximately 1.0 M oz in 2007 to 1.5 Moz in 2009 to 2.2 Moz in 2012 Low cost cash producer Sustainable cash cost below zero Growth in resources, production, cash flow and earnings On a per share and aggregate basis Fully funded growth Generating upwards of $2 billion in free cash flow by end of 2010 Superior exploration and development prospects Geographical and asset diversification in mining friendly regions Highly liquid gold vehicle Average daily trading volume of C$245 M through three leading stock exchanges Profile favourable from cash flow/earnings focus and leverage to gold price focus Yamana Provides An Exceptional Value Based Investment

Source: Company filings and public equity research (does not include any non-gold resources) Gold Reserves and Resources (Moz) One of the largest gold resource bases amongst intermediates Eldorado Centerra Agnico-Eagle IAMGOLD Kinross 0 10 20 30 40 50 Reserves M&I Resources Inferred Resources 60 Yamana

 A leading gold producer amongst intermediates Annual gold production 2007 & 2008 (Moz) Source: Company filings and public equity research 1.7 1.0 1.0 0.6 0.3 0.2 2.2 1.2 1.0 0.8 0.5 0.5 0.0 0.5 1.0 1.5 2.0 2.5 Kinross IAMGOLD Centerra Eldorado Agnico-Eagle Yamana

Strategic growth plan Development projects drive production growth to 2.2 million ounces of gold by 2012 Gold production (ounces) 0 500,000 1,000,000 1,500,000 2,000,000 2,500,000 2008 2009 2010 2011 2012

And, one of the lowest cash cost profiles Source: Equity research 2007E By-product cash costs ($per ounce of gold) ($500) ($400) ($300) ($200) ($100) $0 $100 $200 $300 $400 $500 Agnico- Eagle Yamana Goldcorp Barrick Eldorado Newmont Kinross IAMGOLD Centerra

Operating cash flow growth Assumes gold price of $600/oz, copper prices of $3.40 in 2007, $3.20 in 2008, $2.85 in 2009, $12/oz Ag, $1.25/lb Zn in 2007 and then $0.65/lb Zn onward, $25/lb Mo in 2007, $20 in 2008 and then $10 onward Operating cash flow ($ million) $500 $600 $700 $800 2007 2008 2009 SUSTAINABLE AND GROWING + FURTHER UPSIDE Expansions Gualcamayo El Peñón Chapada San Andres Esquel Agua Rica Other

Approximately $2 billion of cumulative cash by end of 2010 Assumes gold price of $600/oz, copper prices of $3.40 in 2007, $3.20 in 2008, $2.85 in 2009, $12/oz Ag, $1.25/lb Zn in 2007 and then $0.65/lb Zn onward, $25/lb Mo in 2007, $20 in 2008 and then $10 onward; assumes exercise of all warrants/options in the money Free cash flow ($ million) Fully funded growth $200 $300 $400 $500 $600 2007 2008 2009

Source: Bloomberg estimates Peer group includes Agnico-Eagle, Centerra, IAMGOLD, Eldorado and Kinross Price / Cash Flow 2007 Value proposition: superior investment 2008 12.8x 29.5x 25.2x 0x 5x 10x 15x 20x 25x 30x Yamana Peer Group Leader Peer Group Average 9.6x 26.2x 17.0x 0x 5x 10x 15x 20x 25x 30x Yamana Peer Group Leader Peer Group Average

Source: Bloomberg estimates Peer group includes Agnico-Eagle, Centerra, IAMGOLD, Eldorado and Kinross Price / Earnings 2007 Value proposition: superior investment 2008 16.7x 46.9x 37.1x 0x 10x 20x 30x 40x 50x Yamana Peer Group Leader Peer Group Average 11.4x 41.3x 25.7x 0x 10x 20x 30x 40x 50x Yamana Peer Group Leader Peer Group Average

Source: Bloomberg estimates Peer group includes Agnico-Eagle, Centerra, IAMGOLD, Eldorado and Kinross Price / NAV Value proposition: superior investment 1.8x 2.3x 1.8x 1.0x 1.2x 1.4x 1.6x 1.8x 2.0x 2.2x 2.4x Yamana Peer Group Leader Peer Group Average

Future leverage to gold Yamana future growth – 100% gold Pipeline of significant gold only development Average annual exploration budget of $75 million targeted at gold only exploration Estimated annual gold production increasing by approximately 120% from 2008 to 2012 Yamana has consistently hedged copper exposure to lock in strong market prices; enhance gold exposure

Cash flow sensitivity Yamana provides significant leverage to the gold price $0 $50 $100 $150 $200 $400 $800 $1,200 $1,000 $600 Cash flow per $1,000 invested at gold prices of $400 to $1,200 per ounce 1 Calculated as 2008E operating cash flow per $1,000 invested

Favourable operating jurisdictions Fazenda Brasileiro San Andrés São Vicente São Francisco Ernesto C1 Santa Luz Jacobina Fazenda Nova Chapada HONDURAS BRAZIL ARGENTINA El Peñón Alumbrera (12.5%) Rossi (40%) Minera Florida Agua Rica NEVADA Gualcamayo CHILE Focus on: Production increases Resource expansion Significant exploration Organic growth Production Development

Mission statement Yamana is committed to delivering value by sustainable low cost gold production maintaining best practices for mining and environmental, health and safety compliance